DELTA MUTUAL, INC.
14362 North Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

November 3, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Delta Mutual, Inc.
SEC Comment Letters dated May 16 and 26, 2011
Form 10-K/A, filed July 21, 2010
Form 8-K, filed May 12, 2011
File No. 000-30563

Dear Sir/Madam:

We are submitting herein the responses of Delta Mutual, Inc. (the “Company”) (1)to the Commission’s comment in its comment letter dated March 23, 2011, that the Company should file a further amendment to the Company’s Form 10-K  for the year ended December 31, 2009 (the most recently filed amendment of which is Amendment No. 2, filed July 21, 2010, the “2009 10-K”), with a new independent auditor’s report for that year reflecting changes in the 2009 financial statements included in the financial statements filed with Company’s Form 10-K for the year ended December 31, 2010, filed May 16, 2011, and (2) to comments on the Company’s Form 8-K dated May 12, 2011, relating to change of auditors.

1.	The Company will file by Friday, December 9, 2011, an amendment to its 2009 10-K including reaudited financial statements for the year ended December 31, 2009 and a new auditor’s report.
2.
Counsel for the Company received a telephone call on May 27, 2011, from the Commission staff indicating that no more efforts would be made by the Commission to have the prior auditors file the required letter under Item 4.01 (Form 8-K).  The Company will file a further amendment to the Form 8-K dated May 12, 2011 to the effect that this letter has not been furnished by the prior auditors.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DELTA MUTUAL, INC.
By: /s/ Malcolm Sherman
Malcolm Sherman, Executive Vice President